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                    PRUDENTIAL BANCORP, INC. OF PENNSYLVANIA
                               1834 Oregon Avenue
                        Philadelphia, Pennsylvania 19145
                                 (215) 755-1500

                                January 24, 2005

                                    VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:      Prudential Bancorp, Inc. of Pennsylvania
                  Registration Statement on Form S-1
                  File No. 333-119130

Ladies and Gentlemen:

         Pursuant to Rule 461 under the Securities Act of 1933, as amended, Prudential Bancorp, Inc. of Pennsylvania ("Prudential Bancorp") hereby requests that the above captioned Registration Statement be ordered effective at 5:00 p.m. on Wednesday, January 26, 2005, or as soon thereafter as is practicable.

         In connection with this request, Prudential Bancorp acknowledges that:

         - should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

         - the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Prudential Bancorp from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         - Prudential Bancorp may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         In addition, Prudential Bancorp represents that it will comply with such provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934 as may apply to it for this offering.

                                       Very truly yours,

                                       PRUDENTIAL BANCORP, INC. OF PENNSYLVANIA

                                       By:   /s/ THOMAS A. VENTO
                                           ----------------------------------
                                           Thomas A. Vento
                                           President and Chief Executive Officer